11487 South 700 East

Salt Lake City, UT 84020

December 11, 2013

Securities and Exchange Commission

Attn:    H. Roger Schwall, Assistance Director

Division of Corporation Finance

Washington, D.C. 20549

            RE:      Nutranomics, Inc.

            Current Report on Form 8-K

            Filed September 24, 2013

                        File No. 0-53551

Dear Mr. Schwall,

In response to your letter dated October 21, 2013, we respectfully submit the following response:

1.      Please expand to discuss your principal products  in  greater  detail.  Describe the types  of “supplement  formulations” that  you  have created for other  nutrition companies as  well  as  the products  that  you  market  as your own.  Explain how your  products  use the  Assimilation  Enhancing  System  feature  to help “improve the absorption  of nutrients.”

RESPONSE:  We have revised as instructed.

2.      On page 7  you  mention the  “several  intellectual  property license  agreements  relating  to  certain  of our products”  to  which  you  are  a  party.   Please describe these agreements  in further  detail and  include them  as  exhibits to your  filing.    Refer  to Items  101(h)(4)(vii) and  601(10)(ii)(b)  of Regulation S-K.

RESPONSE:  We have revised as instructed.

3.      We  note  your  risk factor  titled  “Our operating  results may fluctuate  …”  on  page 14 and  the  disclosure  on page 9  of  the financial  statements. Please  disclose here and in the MD&A  section  that there  is currently one  customer that  makes  up 46% and  68%  of  total sales  as  of July 31, 2013 and  2012, respectively,  and that the loss of this customer  would  have a  material adverse effect  on the Company’s financial condition and  results of operation.   Please  also  disclose  here  and  in the MD&A section  that three vendors make  up 81% and 77% of total purchases  as  of July 31,  2013 and  2012, respectively.  Please  identify  by  name  the customer and  vendors.  Finally,  please disclose whether  you  have  agreements  with this customer  and  these vendors and if so, please file them  as  exhibits.

SEC Response Letter
Nutranomics, Inc.
December 11, 2013

RESPONSE:  We have revised as instructed.  We do not have purchase or supply agreements with this customer and these vendors.

4.      Please provide an introductory section or overview  that would facilitate  a reader’s  understanding  of  the most important  matters  on which  your  management  focuses in evaluating  financial  condition and operating  performance  and  provide  the context for the  discussion and  analysis  of the financial  statements.  Among other things  you  should discuss how the company  earns revenues  and  income and  generates  cash.   You should provide  insight  into material  opportunities, challenges  and  risks on which  the management  is most focused for  both the short and long term, as  well  as  the actions they are  taking  to address  these opportunities, challenges  and risks.  For example:

•         Discuss  the relative importance of  each  of your  products, providing quantitative  disclosure  such  as percentage of revenues  as  appropriate.  In  this regard, we  note  your  discussion on page 3 that NBA  and  AES  are “two  recent  important  innovations.” We  also  note your  discussion  on page 4 that “Educating potential and  existing  customers  remains  one of our primary marketing  tools.”

•         Discuss  the percentage of  revenues  derived  from  international  sales  if material.

•         Discuss  material  opportunities, challenges  and risks with respect  to your  NBA,  AES  and  educational  services  offerings,  and how  you  intend  to address  these.    For  example,  if material,  discuss whether you  have a  sufficient number of  trained technicians  to administer  the NBA.

•         Discuss  your  going concern opinion  and  how management  plans to address  your  liquidity  needs  going  forward.

•         Discuss  your  business strategy of making acquisitions and  investments, as discussed  on page 15.

For further guidance on the overall approach to MD&A,  including the presentation, content,  and  focus  of  the disclosure,  please  refer  to Section  II  of the SEC  Interpretive  Release Nos. 33–9144;  34–62934, Sections  III  and  IV  of the  SEC  Interpretive  Release  No. 33-8350,  and  Sections 501.03, 501.12, and  5012.13 of the Financial  Reporting  Codification.

RESPONSE:  We have revised to include an introductory section and have included the additional requested disclosure throughout the following MD&A sections where we most considered such disclosure appropriate.

5.      Please significantly  expand  your  MD&A to provide the  “discussion and  analysis.”  MD&A  should not be a  recitation  of financial statements.  For  example,  discuss the components  of the revenues, cost of sales, operating expenses, etc.  as  disclosed in the table  on page 19  and  explain any increase  or decreases  in these items. Provide  an  analysis  that explains management’s  view  of the implications and  significance of  this  information.   Provide similar  discussion  and  analysis  with respect  to the expenses, working  capital  and cash  flow tables  found on page 20.   Identify  and  disclose known  trends,  events,  demands,  commitments  and  uncertainties  that are reasonably  likely  to  have a  material effect  on financial  condition  or operating performance.

RESPONSE:  We have revised as instructed.

6.      To comply with the requirements of Item  303(a)(3) of Regulation  S-K, please expand  your  results  of operations  discussion  to provide detail of the underlying  reasons for material  year  to year  changes  in significant  components  of revenue and expense line items  as well  as  the reasons why line  items did not change when changes  would have reasonably  been expected.

SEC Response Letter
Nutranomics, Inc.
December 11, 2013

RESPONSE:  We have revised as instructed.

7.      The  guidance in  Item  303(a) of Regulation  S-K, specifically paragraphs  (a)(1) and  (2), requires  an analysis  of your liquidity  and  capital  resources.    For example, discuss and  analyze  your  current  size and lack  of cash  flow from operations, as  compared to your  anticipated  operating expenses discussed  under “Plan of Operation.”  Discuss in better  detail  your  current  sources  of liquidity.    Discuss  the Line of Credit  with Key  Bank,  including  the amounts  outstanding and  the amounts  available  to be drawn.   Please discuss  known commitments  for capital  expenditures  and any  expected  material  change to the mix  and  relative  cost  of your  capital  resources.

RESPONSE:  We have revised as instructed.

8.      You estimate that  you  will require  $696,500 in funding during  the next 12 months. We  note  your  statement  on page 20 “We will require  additional  funds  of approximately $500,000 to implement  our growth  strategy.”  Please explain  whether  the $500,000 is a subset of the $696,500.    In addition,  explain in better  detail  the components of  your  “growth  strategy.”

RESPONSE:  We have revised as instructed.

9.      Please state  Dr. Gibbs’s term  of office as officer and director  and  any  period(s)  during which  he has served  as  such.   Refer  to Item  401of Regulation  S-K.

RESPONSE:  We have revised as instructed.

10.  We  note  your  disclosure on page 24 that Dr.  Gibbs worked  as  the VP of Asia Operations  for  Atrium  Innovations.    Please describe the principal  business  of Atrium  Innovations.

RESPONSE:  We have revised as instructed.

11.  Please disclose the material terms  of Dr.  Gibbs’s employment  agreement  or arrangement  and  file it as  an exhibit.

RESPONSE:  Dr. Gibbs does not have an employment agreement with the company.  We have added relevant disclosure to that effect to the “Summary of Employment Agreements and Material Terms” section.

12.  We  note  your  disclosure on page 27 that your  wholly-owned  subsidiary entered  into a loan in November  2006 and a note in 2012 with an officer.   Please state  the  name  of the  officer  in accordance with  Item  404(a)(1) of Regulation S-K.

RESPONSE:  We have revised as instructed.

13.  On page 28  you  declare,  “Except  as set  forth  below, we are  currently  not aware  of  any such  legal proceedings  or claims  that we believe  will have a  material adverse effect on our business,  financial  condition or operating results.”  There  is no subsequent discussion  of  any  legal  claim.  Please clarify  whether  you  or your  wholly-owned  subsidiary are  a  party  to  any  material  pending legal  proceeding or have property  which  is the subject of any  such legal  proceeding.    Refer  to Item  103 of Regulation  S-K.

RESPONSE:  We have revised as instructed.

SEC Response Letter
Nutranomics, Inc.
December 11, 2013

14.  Please ensure that all material  contracts  are disclosed in the filing and  filed  as  exhibits. Refer  to Item  601(b)(10)  of  Regulation S-K. As an example,  provide  us with  an  analysis  as  to whether  you  are  required  to file any  of the “material  contracts”  noted in Schedule  7 of  the Share Exchange Agreement.

RESPONSE:  We have filed all material contracts.  With the exception of the License Agreement with Tracy Gibbs, which has been filed previously, the “material contracts” included on Schedule 7 of the Share Exchange Agreement (which were included thereon because Buka Ventures Inc. and its majority shareholders wanted Health Education Corporation to disclose its major customers and suppliers in writing in an appropriate agreement schedule) are not required to be disclosed as each of the purchase orders with doTERRA and informal supply arrangements with our vendors have been issued and negotiated, respectively, in the ordinary course of business and are immaterial in amount in light of our revenues of $2,858,200 and $2,925,152 for the years ending July 31, 2013, and July 31, 2012, respectively.  The company has numerous purchase orders and supply arrangements with each of doTERRA, CSB Nutrition Corporation, Enzymology Research Center, and NHK Laboratories, each of these purchase orders and supply arrangements are for the company’s inventory, not its fixed assets (property, plant or equipment), and the company is not dependent on any of these discrete orders or arrangements.

15.  Exhibits  10.1 through  10.4 were  electronically filed in an un-searchable  format.  Please  amend  your  filing to resubmit these exhibits  in a text  searchable  format.  Refer  to Section 5.1 of the EDGAR  Filer  Manual,  Volume II:  EDGAR Filing,”  Version  25 (September  2013) and  Item  301 of Regulation S-T.

RESPONSE:  We have revised as instructed.

16.  Please explain to us how you  concluded your  business activities  are  reported in one segment  and  the disclosures  set forth  in FASB  ASC 280-10-50 are  not  applicable.   Please  understand  even entities  with one reportable segment generally must provide the entity-wide  information set  forth in FASB  ASC 280-10-50-38 through  50-41.

RESPONSE:  The Company acknowledges the Staff’s comment. Based upon our evaluation of FASB ASC 280-10-50, the Company has determined it only has one segment to report. Specifically, the Company evaluated criteria B and C from FASB ASC 280-10-50-1 in reaching this determination. Concerning criteria B, the Company concluded that “its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” The Company’s chief operating decision maker (Dr. Gibbs, CEO) looks at the Company as a whole when making financial and operational decisions. He does not make operational decisions based on allocating resources between nutritional products and the education assessment product. Concerning criteria C, the Company currently does not have any definitive discrete financial information on any specific product line or service to report, due to discrete information only partially available for the Company’s nutritional products and education assessment products. Finally, we have revised to provide the entity-wide information set forth in FASB ASC 280-10-50-38 through 50-41.

17.  Please revise your  earnings  per share calculations for the two years  ended  July  31, 2013 consistent  with SAB Topic  4C.  Shares  outstanding for each  of these calculations should reflect  the shares issued to the shareholders of Health education  in connection with the September  13, 2013 share exchange agreement.   In this manner,  divide net  income  (loss) for  each  of the fiscal  years  ended  July  31, 2013 by  25,005,544 shares.    In  addition, please  provide  additional  disclosure in the notes to historical  financial  statements to reference this earnings  per share presentation and ensure that  your  auditors  make any  necessary  updates  to their  report.

RESPONSE:  The Company acknowledges the Staff’s comment. The financial statements of the private company Health Education Corporation that were included in the 8-K were for the years ending July 31, 2013 and 2012.  These financial statements were for the period of time prior to the reverse merger, and when Health Education Corporation was still a privately held company.  These private company financial statements were filed as required by Article 8 of Regulation S-X (specifically section 8.04, “Financial statements of businesses acquired or to be acquired” and related sections).  The Company will account for the reverse merger with Health Education Corporation when it files its Quarterly Report on Form 10-Q for the three month period ending October 31, 2013.  Health Education Corporation will be deemed to be the acquiring company for accounting purposes and the merger will be accounted for as a reverse merger in accordance with accounting principles generally accepted in the United States.  As such, the financial

SEC Response Letter
Nutranomics, Inc.
December 11, 2013

statements will reflect the historical results of Health Education Corporation prior to the merger and that of the combined public company following the merger. Common stock and the corresponding capital amounts of Health Education Corporation pre-merger will be retroactively restated at that time reflecting the exchange ratio in the merger.

Further, please note as of the merger date and July 31 fiscal year ends, the private company Health Education Corporation’s articles of incorporation authorized a maximum of 10,000,000 common shares with no par value, 8,994,800 of which were outstanding as of July 31, 2013.  As of the merger date and for recent prior fiscal years, the articles of incorporation for the public company, a separate legal entity and the legal acquirer, authorized a maximum of 750,000,000 common shares with a par value of $0.001.  In accordance with the Share Exchange Agreement dated September 13, 2013, the public company issued 25,005,004 of its own common shares as consideration for the purchase of all 8,994,800 common shares of the private company.  As of the merger date, and for all periods subsequent to the merger date, the private company did not perform a split of its own stock through the merger transaction, and did not amend its articles of incorporation to change the par value its common stock or increase the number of authorized shares available for issuance.  If the private company amends its July 31, 2013 audited financial statements to present a change in earnings per share for shares issued by a separate legal entity, the public company, the share count balances for the EPS presentation would exceed the maximum authorized shares presented on the balance sheet and allowed by the private company articles of incorporation, and would also exceed the actual legal shares outstanding for the private company as of the July 31, 2013 balance sheet date, the merger date, and for all dates subsequent to the merger.

As noted above, this transaction is being accounted for as a reverse merger, wherein the private company historical results prior to the merger will be reflected in the public company financial statements.  However, the outstanding common shares, authorized shares, par value, and articles of incorporation for the public entity, as the legal acquirer, will continue to be reported.

18.  We  note on pages  3 and  4 of the document  you  discuss educational  services you  provide  to  your  customers.  Please disclose  your  accounting policy  for recognizing  revenue from  the sales  of services.  In  addition,  to the extent revenues  from  services  is 10%  or  greater  than  your  total  revenues,  please present such  amounts under  a separate  caption  on your  statements of operations.

RESPONSE:  We have revised as instructed.

19.  Please include  an accounting  policy  that describes  how  you  assess  property and  equipment  for impairment.

RESPONSE:  We have revised as instructed.

20.  We  note  your  disclosure in which you  state  you  agreed  to pay  royalty  payments in connection  with the sales of certain  products.  Please  clarify  within  your  disclosure how  these  royalty  payments  relate to the notes payable  arrangement  you  entered  into with a related  party  in January of  2012.

RESPONSE:  We have revised as instructed.

21.  Please revise your  pro  forma balance  sheet to address  the following matters  related  to your  adjustments  to reflect  the reverse merger  recapitalization  transaction:

•         The  equity  section of Health Education  should be restated  to reflect  the effect  of the exchange ratio established in the merger  agreement.  It  does not appear  you  have

SEC Response Letter
Nutranomics, Inc.
December 11, 2013

given proper  effect  to the difference in par value  between  Health  Education’s  and  Buka’s  stock.

•         Explain why the  cancellation  of 25,000,000 shares  of common  stock  issued  to the former  officers and  directors of Buka is not reflected  as  a pro  forma  adjustment.

•         It  does not appear  that  your adjusted common  stock account  balance reflects  the 46,505,544 shares  issued and  outstanding upon closing of the share exchange.

RESPONSE:  We have revised as instructed.

22.  Please revise your  pro  forma statements  of operations to include the results  of operations  of  Buka Ventures,  Inc  for the 12 months ended  July  31, 2013.  In  doing so,  please include  a  schedule that  references  the related  computations  to derive  the 12 months ended  July  31, 2013.  For example, consider including the  results of operations  of Buka Ventures, Inc for the  fiscal  year  ended October  31  2012, less the results  of operations  of Buka  Ventures,  Inc for the  nine months ended  July  31,  2012 added  to the nine months ended  July  31, 2013.

RESPONSE:  We have revised as instructed.

23.  Please present pro forma earnings  per share information.  The per share information  should also  be restated  to reflect  the effect of the exchange ratio established  in the merger agreement.   That  is, the pro forma  weighted  average number of shares  outstanding should  total  46,505,544 rather  than 55,490,636.

RESPONSE:  We have revised as instructed.

We thank you for your patience.  In connection with this request, we acknowledge that:

•         the company is responsible for the adequacy and  accuracy of the disclosure  in the filing;

•         staff  comments  or changes to disclosure in response to staff  comments  do not foreclose  the Commission from  taking  any  action  with respect  to  the filing;  and

•         the company may  not assert staff  comments  as a defense in any proceeding  initiated by the Commission or any  person under  the federal securities  laws  of the  United States.

Thank you for your assistance and review.

Sincerely,

Nutranomics, Inc.

/s/ Tracy Gibbs Tracy Gibbs Chief Executive Officer